[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468 Fax: (212) 859-4000 Andrew.Barkan@friedfrank.com

September 8, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sterling Check Corp. (formerly Sterling Ultimate Parent Corp.)
Registration Statement on Form S-1
Filed August 27, 2021
CIK No. 0001645070

Ladies and Gentlemen:

On behalf of Sterling Check Corp., formerly known as Sterling Ultimate Parent Corp., a Delaware corporation (the “Company”), set forth below is supplemental information in response to matters discussed in our telephone conversation with the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 7, 2021, relating to the Company’s Registration Statement on Form S-1, filed with the Commission on August 27, 2021 (the “Registration Statement”). The Company has included the changes it proposes to make, based on current assumptions, in a subsequent pre-effective amendment in Annex A hereto. The Annex is marked to show changes from the disclosure included in the Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Supplemental Information

Reconciliation of net (loss) income used in the calculation of basic and diluted pro forma net (loss) income per share and basic and diluted pro forma weighted average number of shares outstanding

In response to the Staff’s inquiry, the Company has included in Annex A hereto the changes it proposes to make, based on current assumptions, to note (1) in “Prospectus Summary—Summary Historical Consolidated Financial and Other Data” in a subsequent pre-effective amendment to the Registration Statement to the reconciliation of net (loss) income to pro forma net (loss) income used in the calculation of basic and diluted pro forma net (loss) income per share and basic and diluted pro forma weighted average number of shares outstanding. The Company plans to effect a forward stock split in connection with its initial public offering in a future amendment of the Company’s certificate of incorporation to be filed with the Secretary of State of the State of Delaware (the “Stock Split”). The share and per-share numbers set forth in Annex A do not reflect the Stock Split and are all set forth on a pre-split basis.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:     Joshua Peirez (Sterling Check Corp.)

Peter Walker (Sterling Check Corp.)
Steven L. Barnett (Sterling Check Corp.)
Gregory P. Rodgers (Latham & Watkins LLP)